FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2004

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

107/04	24 November 2004

Abbey Makes Changes to Speed Up Turnaround Plans

Abbey has announced changes to its organisational structure with immediate effect, following the acquisition of Abbey by Banco Santander Central Hispano (“Santander”)1. It is designed to help the company achieve the revenue benefits and cost savings previously announced, and to keep business disruption to a minimum during the transition period following new ownership.

The main changes are:

•

The IT and Customer Operations divisions will be merged, reflecting Banco Santander’s structure. The new division will be called Manufacturing, and will be responsible for cost control across the business as well as operational efficiency. It will be run by Tony Wyatt, the current Customer Operations Director.

•

A new division combining Insurance and Asset Management will be created, signalling the importance of these markets to Abbey. The head of this division, who is yet to be recruited, will sit on the Executive Committee.

•	The Finance and Markets Director and the Chief Risk Officer will join the Executive Committee.
•

Two Executive Directors are to leave Abbey. Mark Pain, Customer Sales Director, has decided to leave Abbey and Yasmin Jetha, IT Director, has been made redundant as a result of the creation of the Manufacturing division.

•

Four Santander executives will join the Abbey Board as non-executive directors. They will be joined by Keith Woodley, a non-executive director from the previous Board. Lord Burns continues in his role as Chairman.

Francisco Gómez-Roldán, Chief Executive, Abbey, said “My goal is to accelerate Abbey’s turnaround plan, and start achieving the revenue benefits and cost savings identified by Santander when it made its offer to acquire Abbey. Abbey has the potential to be one of the most efficient and profitable banks in the UK, and the new structure is a decisive first step towards achieving that goal.”

Full detail of Board positions
Executive director positions:
•	Chief Executive	Francisco Gómez-Roldán (appointed 15 Nov 04)
•	Customer Sales	Mark Pain (will be replaced from April 2005)
•	Customer Propositions	Angus Porter (no change)
•	Manufacturing	Tony Wyatt (expanded role)
•	Human Resources	Priscilla Vacassin (no change)

Additional executive committee members:
•	Finance and Markets	Nathan Bostock
•	Risk	Ian Jenkins
•	Insurance and Asset Management	To be recruited

Non-executive directors:
•	Lord Burns, Chairman	No change
•	Keith Woodley	No change
•	Juan R. Inciarte	European Consumer Finance Director, Grupo
	Deputy Chairman	Santander. Played a key role in the acquisition of Abbey. Former Director of Royal Bank of Scotland
•	José Maria Fuster	Chief Information Officer, Grupo Santander
•	Antonio Horta	Chief Executive, Totta (Santander’s bank in Portugal)
•	José Maria Carballo	Has held senior positions in Banco Santander and Banco Bilbao, working in London and New York as well as Madrid.

Mark Pain and Yasmin Jetha

Mark Pain’s decision to leave Abbey is unconnected with the restructure. He has decided to leave because after 16 years with the company, he wants to move on to something new. Mark will leave at the end of March 2005 and the search for a successor will now begin. Yasmin Jetha will leave the company on 30 November.

Ends

Media enquiries:

Christina Mills	Abbey Media Relations	020 7756 4212
Matt Young	Abbey Media Relations	020 7756 4232

Editors’ notes

1. New Board appointments have been submitted to the FSA for approval.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 24 th November 2004	By: /s/ Shaun Coles
(Authorised Signatory)